Redfield Ventures, Inc 244 Fifth Ave Ste #1563 New York, NY 10001 Tel: 212-726-2184 www.redfieldventures.com

December 14, 2012

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington DC 20549

Attention:	Larry Spirgel, Assistant Director Gregory Dundas, Attorney-Advisor Kathryn Jacobson, Staff Accountant Robert Littlepage, Accountant Branch Chief

Re:	Redfield Ventures, Inc Registration Statement on Form S-1 File No. 333-183502 Request for Acceleration of Effectiveness

Dear Sir/Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Redfield Ventures, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-183502), as amended (the “Registration Statement”), so that it may become effective on December 19, 2012.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to the undersigned at (206) 359-8649, or in his absence, Khoo Hsiang Hua, Secretary at (917) 720-3390.

Sincerely,

REDFIELD VENTURES, INC

/s/ Long Nguyen
Long Nguyen
Chief Executive Officer